Global Med Technologies, Inc.
12600 West Colfax
Suite C-240
Lakewood, CO 80215

June 26, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Med Technologies, Inc. Post-Effective Amendment No. 1 on Form SB-2 File No. 333-131388 Filed June 1, 2007 Form AW - Application for Withdrawal

Dear Sir or Madam:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Global Med Technologies, Inc. a Colorado corporation (the Company), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 1 on Form SB-2 to the Registration Statement on Form SB-2 and all exhibits thereto filed with the Commission on June 1, 2007 (the “Post-Effective Amendment”) because the Post-Effective Amendment was submitted with the wrong edgar submission header. The Company is currently filing the Post Effective Amendment with the correct edgar submission header.

        Please do not hesitate to contact the undersigned (303) 238-2000 or Ronald S. Haligman at Kirkpatrick & Lockhart Preston Gates Ellis, LLP at (305) 539-3300 should you have any questions with respect to this request.

Very truly yours, /s/ Michael I. Ruxin Michael I. Ruxin, M.D. Chief Executive Officer and Director